Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 30, 2019

Registration Statement No. 333-228714

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$500,000,000 4.80% Senior Notes due 2029

Issuer:	Boardwalk Pipelines, LP

Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP

Ratings* (Moody’s / S&P / Fitch):	Baa3 /BBB- /BBB-

Note type:	Senior Unsecured Notes

Pricing date:	April 30, 2019

Settlement date**:	May 3, 2019 (T+3)

Maturity date:	May 3, 2029

Principal amount:	$500,000,000

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury price / yield:	100-31+ / 2.511%

Re-offer spread:	+ 230 bps

Re-offer yield to maturity:	4.811%

Coupon:	4.80%

Public offering price:	99.913% of the Principal amount

Net proceeds:	Approximately $495.2 million, after deducting the underwriting discount and estimated offering expenses.

Optional redemption:	Prior to February 3, 2029 at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would have been due if such notes matured on February 3, 2029 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points; plus, accrued and unpaid interest, if any, to the date of redemption. On or after February 3, 2029 we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.

Interest payment dates:	May 3 and November 3, beginning November 3, 2019

CUSIP / ISIN:	096630AG3 / US096630AG32

Joint book-running managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC
MUFG Securities Americas Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-managers:	BMO Capital Markets Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated TD Securities (USA) LLC Regions Securities LLC Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

**

We expect delivery of the notes will be made against payment therefor on or about May 3, 2019, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 212 834 4533, Barclays Capital Inc. at 888 603 5847 or MUFG Securities Americas Inc. at 877 649 6848.